Delisting Determination,The Nasdaq Stock Market, LLC,
April 22, 2009, Team Financial, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Team Financial, Inc.
(the Company), effective at the opening of the trading session on May 4, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rules
5450(b)(1)(A), 5100, 5110(b), and IM-5100-1. (Those
Marketplace Rules were enumerated as 4450(3)(a), 4300, 4450(f) and IM-4300 at the time of the determination.) The Company was notified of the Staffs determination on March 24, 2009.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on April 2, 2009.